Confidential Draft Submission No. 3 submitted to the Securities and Exchange Commission on November 8, 2012.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VIOLIN MEMORY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3572	20-3940944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

685 Clyde Ave.

Mountain View, California 94043

(650) 396-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald G. Basile

Chief Executive Officer

685 Clyde Ave.

Mountain View, California 94043

(650) 396-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. James J. Masetti, Esq. Heidi E. Mayon, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304	Alan Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, 0.0001 par value per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The purpose of this Confidential Submission No. 3 is solely to file exhibits as set forth below in Item 16(a) of Part II.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	*
Financial Industry Regulatory Authority filing fee	*
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Registrar and Transfer Agent’s fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.1(b)) and Article 6 of the Registrant’s Bylaws (Exhibit 3.2(b)) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since February 1, 2009 through January 31, 2012:

On various dates between January 2010 and July 2010, we issued and sold 23,875,573 shares of Series A convertible preferred stock for $0.60 per share to accredited investors and received total aggregate cash consideration of $14,325,343. Also, in January 2010, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $14,646,380 plus accrued interest in the amount of $1,152,558 into 11,481,100 shares of Series A convertible preferred stock, 8,796,120 shares of Series 1 convertible preferred stock and 392,874 shares of common stock simultaneously with the start of our Series A and Series 1 financing. (1)

On various dates between February 2011 and March 2011, we issued and sold 8,526,574 shares of Series B convertible preferred stock for $2.00 per share to accredited investors and received total aggregate cash consideration of $17,029,650. Also, in February 2011, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $16,351,500 plus accrued interest in the amount of $202,706 into 9,737,735 shares of Series B convertible preferred stock simultaneously with the start of our Series B financing. (1)

On various dates between May 2011 and January 2012, we issued and sold 12,306,934 shares of Series C convertible preferred stock to accredited investors for $4.00 per share and received total aggregate consideration of $54,099,696. (1)

On various dates between March 2012 and May 2012, we issued and sold 13,876,056 shares of Series D convertible preferred stock to accredited investors for $6.00 per share and received total aggregate cash consideration of $73,841,604. Also, in March 2012, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $9,379,987 plus accrued interest in the amount of $34,809 into 1,569,122 shares of Series D convertible preferred stock simultaneously with the start of our Series D financing. (1)

On various dates between March 2012 and May 2012, we granted to our directors, officers, employees and consultants 11,187,290 RSUs to be settled in shares of our common stock pursuant to our Amended and Restated 2005 Stock Plan. (2)

On various dates between January 2009 and September 2011, we granted stock options to purchase 42,532,261 shares of our common stock to our directors, officers, employees and consultants pursuant to our Amended and Restated 2005 Stock Plan, with exercise prices ranging from $0.001 to $0.71 per share. (2)

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

(1) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

(2) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1(a)+	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)+	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2+	Amended and Restated Investors Rights Agreement between the Registrant and certain investors dated January 7, 2010

4.4+	Warrant to Purchase Series D Preferred Stock issued December 2011

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1+	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#+	2005 Stock Plan and form of agreements thereunder

10.3#+	2012 Stock Incentive Plan and form of agreements thereunder

10.4+	Lease between the Registrant and Martin CBP Associates, L.P. dated February 11, 2011

10.5#+	Employment Agreement between the Registrant and Donald Basile dated May 3, 2012

10.6#+	Offer Letter between the Registrant and Dixon Doll, Jr. dated June 22, 2009

10.7†	Supply Agreement among Toshiba Corporation, Toshiba America Electronic Components, Inc. and the Registrant dated June 27, 2011

10.8+	Catalyst Consulting Services Agreement between the Registrant and Catalyst Operating, LLC dated April 1, 2009

10.9+	Professional Services Agreement between the Registrant and BizzBlizz, Inc. dated December 31, 2011

10.10†	Flextronics Infrastructure Manufacturing Services Agreement between the Registrant and Flextronics Telecom Systems, Ltd. dated May 13, 2011

10.11#+	Employment Agreement between the Registrant and Donald Basile dated April 15, 2009

10.12#+	Employee Stock Purchase Plan

10.13+	Catalyst Consulting Services Agreement between the Registrant and Catalyst Operating dated February 1, 2012

21.1+	List of Subsidiaries

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

Exhibit Number	Description

24.1*	Power of Attorney (see page II – 5 to this Registration Statement on Form S-1)

99.1+	Confidential Submission No. 1, submitted to the Securities and Exchange Commission on September 19, 2012

99.2+	Confidential Submission No. 2, submitted to the Securities and Exchange Commission on October 31, 2012

*	To be filed by amendment.
#	Management contract or compensatory arrangement.
†	Confidential treatment request.
+	Previously submitted.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mountain View, State of California, on the day of                     , 2012.

VIOLIN MEMORY, INC.

By
Donald G. Basile President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the individuals whose signatures appear below constitute and appoint Donald G. Basile and Cory J. Sindelar, and each of them, his or her true and lawful attorney-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including any and all amendments), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Donald G. Basile	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2012

Cory J. Sindelar	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2012

Dixon R. Doll, Jr.	Director and Chief Operating Officer	, 2012

Howard A. Bain III	Director	, 2012

Larry J. Lang	Director	, 2012

Jeff J. Newman	Director	, 2012

Mark N. Rosenblatt	Chairman of the Board	, 2012

David B. Walrod	Director	, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1(a)+	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)+	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2+	Amended and Restated Investors Rights Agreement between the Registrant and certain investors dated January 7, 2010

4.4+	Warrant to Purchase Series D Preferred Stock issued December 2011

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1+	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#+	2005 Stock Plan and form of agreements thereunder

10.3#+	2012 Stock Incentive Plan and form of agreements thereunder

10.4+	Lease between the Registrant and Martin CBP Associates, L.P. dated February 11, 2011

10.5#+	Employment Agreement between the Registrant and Donald Basile dated May 3, 2012

10.6#+	Offer Letter between the Registrant and Dixon Doll, Jr. dated June 22, 2009

10.7†	Supply Agreement among Toshiba Corporation, Toshiba America Electronic Components, Inc. and the Registrant dated June 27, 2011

10.8+	Catalyst Consulting Services Agreement between the Registrant and Catalyst Operating, LLC dated April 1, 2009

10.9+	Professional Services Agreement between the Registrant and BizzBlizz, Inc. dated December 31, 2011

10.10†	Flextronics Infrastructure Manufacturing Services Agreement between the Registrant and Flextronics Telecom Systems, Ltd. dated May 13, 2011

10.11#+	Employment Agreement between the Registrant and Donald Basile dated April 15, 2009

10.12#+	Employee Stock Purchase Plan

10.13+	Catalyst Consulting Services Agreement between the Registrant and Catalyst Operating dated February 1, 2012

21.1+	List of Subsidiaries

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II – 5 to this Registration Statement on Form S-1)

99.1+	Confidential Submission No. 1, submitted to the Securities and Exchange Commission on September 19, 2012

99.2+	Confidential Submission No. 2, submitted to the Securities and Exchange Commission on October 31, 2012

*	To be filed by amendment.
#	Management contract or compensatory arrangement.
†	Confidential treatment request.
+	Previously submitted.